Filed by AltC Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AltC Acquisition Corp.

Commission File No. 001-40583

Date: March 29, 2024

Jacob DeWitte, the Co-Founder and Chief Executive Officer of Oklo Inc. (“Oklo”) and Caroline Cochran, the Co-Founder and Chief Operating Officer of Oklo, participated in an interview with MacKenzie Sigalos for SXSW 2024, during which a range of topics were discussed, including, among others, Oklo’s business, nuclear technology and the proposed business combination between AltC Acquisition Corp. (“AltC”) and Oklo (the “proposed business combination”). The following is a transcript of Mr. DeWitte and Ms. Cochran’s interview:

MacKenzie Sigalos

[cut off] is how nuclear energy is powering the AI revolution.

I am joined by one of the key players in this new generation of nuclear energy, and the race that’s going on and I’ll let them introduce themselves and we’ll get right in.

Jacob DeWitte

I’m Jacob DeWitte. I’m the CEO and co-founder of Oklo, which we’ll talk a bit more about, but building next generation small nuclear power plants.

Caroline Cochran

I’m Caroline Cochran, the co-founder and COO of Oklo. Happy to be here. Thanks for having us.

MacKenzie Sigalos

When we think about scaling AI, so much of it goes to the startups in the space. Nuclear energy is a big part of this narrative and my question to you is, you know Sam Altman has said that there are two things that really need to happen. You need better chips that what is out there today, you need more of them, and you need more energy. And so he invested in two startups in this space, yours, which focuses on fission and that type of nuclear energy and you’ve also got Helion Energy, which is doing fusion, so I guess my question is, why fission not fusion, why did he choose you? Just kind of set the scene for us here.

Jacob DeWitte

I think it’s really about both, actually. At the end of the day I think one thing that sticks out when you look at the opportunities around the huge need for energy at massive scale. For so many reasons, independent of AI and AI just builds on that, you need a lot of energy. You’re going to need as much as you can possibly get and so having a couple of shots on goal that have the potential to be massively scalable in a globally meaningful way, it kind of leans you to look at fission and fusion. So I think Sam saw the opportunity in both. Obviously he views them, as he said many times, in a complementary sense.

Fission works today, we know that, that’s awesome, so we can scale. There’s different challenges and hurdles there and then fusion has some work to do to see if we can really get it to work and then there’s the different hurdles associated with that. But either way, the opportunity space is mind-bogglingly large, so huge amounts of energy are going to be needed and I think that’s how Sam looks at it, as we just need as much as we can get, as quickly as we can get.

MacKenzie Sigalos

And Caroline, How’s it been working with Sam? Everyone thinks of OpenAI and that sife of the work that he does but how invested is he in the daily operations of what you’re doing at Oklo?

Caroline Cochran

It has been a really incredible experience to have known him for these ten years and I think, like Jake alluded to, he’s just a very visionary person, he’s helped us think that way too. To add on to what Jake was saying, I think looking forward to AI, seeing energy as the fundamental limiter or enabler of it, as you’re intro-ing, and just realizing that even the cost of AI may roughly approximate the cost of energy in the future. I think he’s been thinking about that for so long and he has helped us think about how to start and run this company as well.

MacKenzie Sigalos

And I think that in terms of nuclear, Jake, you have been working in this space since you were 16 years old. Why is this the answer? You have names like [Jeff] Bezos and [Bill] Gates and Sam and so many Silicon Valley funds that are specifically investing in nuclear power. Is that the answer for AI? Why is it nuclear and not something else?

Jacob DeWitte

I do think it is the answer. I think it’s the answer for so much of what we’re trying to do on the energy front period. At the end of the day there’s a couple of things that stand out to me.

First of all, when you split an atom of uranium you produce about…

MacKenzie Sigalos

Are you about to pull uranium out of your jacket pocket?

Jacob DeWitte

I told you I’d bring it! So, you split an atom of uranium you produce about 50 million times more energy than when you combust a molecule of a hydrocarbon.

MacKenzie Sigalos

Wait, is that safe?

Jacob DeWitte

Totally safe. That’s why I have it on my person. I carry it around everywhere I go pretty much. 10 grams of uranium metal.

It’s an incredible technology, right, like it’s out of science fiction. It’s why I fell in love with it when I was a kid. On top of that, it is massively scalable. It uses the fewest materials per megawatt-hour of any energy source we have. And that means literally the fewest kilograms of steel, of copper, of concrete, of fuel, so on and so forth, per megawatt-hour of energy it generates. It should therefore be the most scalable, cheapest source of energy you have, so it is a fundamental unlock.

And the other thing is, when you think about AI, when you think about a continued drive towards electrification and I’ll use the term digitalization you need power that’s 24/7, that’s reliable, and you really want it to be clean and sustainable, and you need it to be able to be massively scalable. And that’s something that fission really does well. It wants to run 24/7, it’s clean, it’s scalable, it can be very, very affordable. And when you have the lowest material footprint that also means you have the lowest impact on the environment so it actually works really, really well when we thinkg about what an electrified future really means.

MacKenzie Sigalos

Caroline, you run operations at the company and you guys have been around since 2013. Eleven years. When you think about AI, an unregulated space, you can move pretty quickly, you can scale very quickly and that’s what we’ve been seeing. When you think about nuclear, my goodness, the hurdles you must have been [sic] and continue to face.

I know you’ve got that first site in Eastern Idaho not live yet, it has been in production, you spent 11 years at this working with regulators, working to do operational things that come before you launch a reactor. Walk me through how difficult that has been because it seems like there are just so many barriers to entry into this market.

Caroline Cochran

In one sense, yeah, it has been so long but in another sense we are now at this cusp of so many things happening. So it’s kind of interesting. It’s really, really slow until it’s insanely fast and I think that has to do with the regulatory path is hard and it just takes time, especially because the regulator really is set up or has history of regulating what’s called water-cooled reactors, these large water-cooled reactors you see across the country and we are this small using inherently safe characteristics reactor that is called a fast reactor that uses metal fuel. And so it is different from top to bottom from anything they’ve seen before.

We felt like we had to start right away, and we did. The first year after our seed round we started engaging the regulator on a formal basis. And doing a pilot: we started engaging with them in 2016, we did a pilot application in 2018, we did another application in 2020, which was doubly hard because of the pandemic and now we are working on yet another. This is where we see so much that paved the way for all of that and now we are working with many customers on many sites that were just still potential customers so it’s a really exciting time for us.

MacKenzie Sigalos

One thing I should have had us explain a little bit earlier. So, you have a smaller footprint. With the site we are talking about in Idaho is a 15 megawatt facility, it’s a different type of reactor than what you’d think of in the heyday back in the 1970s in the U.S. so explain why the smaller reactor makes more sense and what you’re doing technologically speaking that is different and more innovative than what we’ve seen in the past

Jacob DeWitte

I think one of the things that was a root for how we built the company and started it came from me having kind of the opportunity starting very young in this space and getting a chance to touch a bunch of different facets of the industry. I was drawn to thinking about what was next – it’s a mix of that – but what I really realized in that path was it more about doing things in a new way to deliver what was next with respect to next generation nuclear technologies.

So what we’re working on is building on a wonderful legacy of liquid metal cooled fast reactors. That’s techno jargon to basically say a system that runs using liquid metal as a coolant – it’s a wonderfully capable coolant, it runs at high temperatures without being pressurized, it’s compatible with common used material used in many other industries, so it taps into already operating supply chains at scale. That’s very important. It also has the features Caroline talked about, allowing you to have a simplified safety case. You put the physics of the system on your side, so it’s a physics-safe design that allows you to simplify the plant further to reduce costs and make it a more elegant overall technology solution.

Then package that with a business model that matches what people actually want. This is one thing I saw in nuclear was the typical business model of how the industry would work, which basically entailed designing the power plant to something between 50 and 80% completion and then trying to find customers to give you a couple of hundred million dollars to do the rest of your work. That’s just very high friction; doesn’t match what people want.

So we found though there were a lot of people who really want to buy the wonderful energy that a nuclear system can make, that’s clean, that’s reliable, that’s affordable, that’s scalable. You’ve just got to make it easy for them to buy. So we took a different approach on the business model where we design, own, operate, sell power through long term power purchase agreements. That solves a lot of that. So couple that with the technology and the size, like you said. We’re at 15 MWe to start. A great starting point for a lot of markets and works really well with a lot of data center opportunities. But it’s not where we end. It is a starting point because we wanted to be as small as we could to keep capital low to go from start to full power, like first operating power, as opposed to what typically happens in nuclear, which makes a multi billion-dollar proposition and very difficult to get off the ground. This allowed us to tackle this in a totally different way and re-engineer the way a nuclear organization typically operates, which has allowed us to achieve a somewhat unprecedented kind of capital efficiency and hit milestones in all sorts of ways. Taps really well into, I would say, the startup Silicon Valley ecosystem that is part of what attracted Sam to us and us to him.

MacKenzie Sigalos

A part of your design is also that you are using leftover nuclear waste from the government. Walk me through how that’s different.

Jacob DeWitte

It’s so wild to think about this. It’s one of my favorite things. Literally today’s nuclear power plants they use about 5% of the fuel that goes into them when they are in the reactor. What that means, what comes out is we think of as nuclear waste. It’s really barely slightly used nuclear fuel. More than 90% of that fuel remains unused and its extractable. You can put it through recycling technologies that pull out the unused fuel and then use that to power our reactor. What that means is now you are able to add an incredible amount of energy reserve that is now otherwise considered waste. There is enough energy content in the nuclear used fuel in this country alone which for numbers its about 900,000 metric tons by volume that would fit in something like a super Walmart, there is enough energy content to power the entire United States electric energy needs for 150 years. And then when you scale that forward, every year our operating plants produce enough fuel through waste to power the country for four more years. And at scale this is what gets me particularly excited. All that technology has been demonstrated. This plant in Idaho, that we derive our legacy from – yes, it’s new technology, this liquid sodium cool fast reactor, but it’s kind of not - it was starting to get developed out of the Manhattan Project. We as a society have built more than 25 of these plants and accrued more than 400 combined reactor years of operational experience. We have shown how it works. We have shown also how we learned what doesn’t work, but we’ve really successfully learned what works through demonstrations in Washington state and Idaho. Idaho is where we are building our first plant that builds directly off the legacy of that plant there and it demonstrated the ability to recycle waste. And the thing that gets me excited about that is, yes that’s cool about the waste side, but it also drops the cost of energy because the fuel becomes a lot cheaper when you can recycle it. And then at a scalable level, think about this, we have a technology that’s demonstrated on the reactor side and the recycling side. Truly, we know how it works there’s no science risk. We know how this stuff works. That you can use to tap into the heavy metal reserves on this planet that we know are accessible and power the entire planet’s energy needs for a 10 billion-person planet for several billion years. You effectively have a situ… a terminal energy and a climate solution. That’s pretty motivating.

MacKenzie Sigalos

And you called this the silver bullet that’s right in front of us. Why haven’t people capitalized on it before?

Jacob DeWitte

It’s a funny thing. It is truly a silver bullet. It works. People are like ‘there’s no silver bullet for climate. Yeah, there actually is. I think there’s a couple of major reasons, but largely distill and collapse into one underlying one, which was it was a technology that when it was ready to come out to market starting in the mid-90s. The kind of legacy industry was taking it forward under the same business model that they had done other things in the past, which meant they were coming up with things that didn’t work… from a business model perspective. They took something that was proven at 20 MW and scaled it to 300 MW. They introduced new technology so they could stay eligible for research and development to get government funding. They weren’t really focused on productizing it and they wrapped all that in that old business model that nobody wanted. Even if you have a silver bullet but nobody wants it because you make it in a way that no one can buy or will buy it doesn’t do anything. Our view is to try to tackle those fundamental limiters.

MacKenzie Sigalos

Caroline, I feel like you had to break through a lot of existing market paradigm as you entered this space. Jake was talking about the legacy nuclear players. How has that been navigating it? Historically, I feel like there have been huge recurring costs, which is a good thing for existing players; you guaranteed a power supply contract, so were people hostile to you entering this market?

Caroline Cochran

I think early on there was an attitude of… how to put it… we were a shiny object and kind of cute and not really a threat and I think it was interesting to people so I think starting off that was kind of the attitude. But I think there’s a natural edginess between this kind of new model and the old one. Maybe one of the best analogies is between us an other hard tech companies like SpaceX, where there was a lot of government collaboration there but it shows that you can enter industry where people thought you simply can’t do anything without billions in government funding and they showed how you can be scrappy and do that and that’s an analogous to what we are doing here.

MacKenzie Sigalos

So we’ve mentioned this site in eastern Idaho, where you will first set up shop. You are having conversations with people across the country and you’re also looking to go public pretty soon via SPAC. Walk me through the next steps for you and how you are thinking strategically about locations and where you want to launch?

Jacob DeWitte

We’ve got four areas we’ve really announced...sorry… we’ve got four plants that we’ve announced. We’ve talked about Idaho, two in Ohio, one in Alaska. There’s more coming, which we’re excited about. It’s kind of at this inflection point now where we’re moving into scale up and delivery and building out some of our infrastructure to deliver on these plants and the many more accruing in our pipeline. And so it made sense if the right opportunity presented itself to find a path to public because our business model has the opportunity to really build off of project finance models where I can take my long term power purchase agreement and go take that into the project finance market just like renewables have shown can work really, really well, and tap into that, but doing that as a public company is far more scalable than as a private company. So we saw that that opportunity, if we could find the right opportunity, would be a great one and I guess very fortunately and excitingly we did see that, which somewhat maybe ironically was Sam Altman’s SPAC because we had never talked to him about that. And the all of a sudden it was like oh wow that actually literally checks all the boxes we want to see, so also changes some of the overhang that SPACs have had – it’s a simple structure; it has all those kinds of benefits of long lockups. It’s about capitalizing for the company to grow and scale, not about cashing out or anything like that because we are moving into this exciting inflection stage for growth. And then it really, I think, what it’s turning into is an opportunity to scale as quickly as reasonably possible, built around what we’re seeing in the order book side, what’s happening in the AI space, and the data center space is mind-boggling. I think one of the things we have seen is there is a lot of excitement; we have prospective customers that are coming to the table. The energy needs are, first of all, they are very energy-constrained in a lot of markets that they want to grow in. There’s just not energy on the grid for them to find in places like Texas or Virginia, Arizona, I mean a lot of places, places pretty much everywhere almost. So they want to find ways to build these things and they need the power for it. And the other thing that’s come forward is what AI has brought to the table in the last year and a half, which is fundamentally I think broken almost all of their models for what their energy needs are going to be going forward because I think the numbers are so incredibly large that it just breaks their models. They are going to need so much energy in so many areas and it needs to be effectively 24/7 reliable power and they want it to be clean and scalable. And we are sized in a manner intentionally, by the way, to match very well with what they are doing. We have a 15 megawatt offering, and we also have a 50 megawatt offering. We might go a little bigger over time, but those work pretty well to kind of match how data centers get built out block by block, and the cool thing, too, is because of our sizing, we can offer the N+1 reliability they want that they need to see. So it really is… The boom that’s happening here is going to be pulling us along in a lot of cool ways. That’s a really silly way of saying we’re excited to ride the AI energy wave.

MacKenzie Sigalos

And this is before you’ve got LLMs integrated into search engines. I just can’t even imagine how quickly the need for power is going to scale. You guys, like you said, Caroline, you’re actually moving quite quickly in this space, 11 years in, and it’s one of those things where I imagine those regulatory hoops are really tough. Another question that I have for you: Security. So many of these data centers work with three-letter government agents and you guys are not taking funding from the government and you’re kind of doing things on your own. How are you bracing for physical EMP attacks or other cyber security threats? It seems like a lot to navigate.

Caroline Cochran

Data centers need… Some of them have especially stringent needs for security, you might also call it resilience or, kind of, the EMP resilience as well. What we’re seeing is we can offer them that kind of resilience because of different measures that you can take. But one of the key features that allow us to be able to do that inherently is because the technology that we’re working with actually allows for, when it is inherently safe it can’t melt down then there is also limits to what bad actors can do. But obviously the other piece to that is just making sure the power stays on regardless of any radiological thing so we have been working with them on how to ensure that and offer that product.

MacKenzie Sigalos

And real quick last question I know we have been focusing on AI as your chief buyer. Where else are you seeing customer interest?

Jacob DeWitte

I think you have a massive trend that’s been going on for broad electrification in the last several years that I think really got picked up with the Infrastructure Act and the Inflation Reduction Act that really drove forward a significant investment and incentives to basically decarbonize everything we can. And that’s just going to put a lot more demand for electric power on the grid. I can’t remember the exact numbers but just the amount of energy needed to electrify San Francisco as a back-of-the-envelope case study is several gigawatts just to electrify heating and cooking and domestic use of that as well as transit. And that’s one municipality and in some ways that a smaller footprint municipality than a lot of other that are going to take a lot more to do that with. But you see that also going into industrial processes, so there are a lot of exciting opportunities on the industrial side. Opportunities obviously to provide power, including into master plan community development where we think about energy resilience and price stability, something nuclear affords in a very favorable way as a California resident who’s seen my power bills go up by over 50% in the last few years I’m not saddened by that idea for future opportunities. But also I think the military has some opportunities around making sure there is resilience on their bases for power generation and power consumption. So I think it touches on everything. Energy is one of the most fundamental inputs into our life so as we move to a world where we are retiring assets, we are scaling energy use, we are electrifying, we want clean energy, we want reliable, we want it affordable. It’s a huge opportunity.

MacKenzie Sigalos

Thank you Jake, Caroline, from the Oklo team and thank you to the Lively and Grit Daily House for having us and everyone in the audience here.

IMPORTANT LEGAL INFORMATION

About Oklo Inc.: Oklo is developing fast fission power plants to provide clean, reliable, and affordable energy at scale. Oklo received a site use permit from the U.S. Department of Energy, was awarded fuel material from Idaho National Laboratory, submitted the first advanced fission custom combined license application to the Nuclear Regulatory Commission, and is developing advanced fuel recycling technologies in collaboration with the U.S. Department of Energy and U.S. National Laboratories.

On July 11, 2023, Oklo and AltC Acquisition Corp. (NYSE: ALCC) announced that they have entered into a definitive business combination agreement that upon closing would result in the combined company to be listed on the New York Stock Exchange under the ticker symbol “OKLO.”

About AltC Acquisition Corp.: AltC Acquisition Corp. was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “goal,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Oklo’s commercialization plans, the deployment and capabilities of Oklo’s powerhouses, expected market opportunity for Oklo and the consummation of the proposed business combination. These forward-looking statements are based on information available to us as of the date of this communication and represent management’s current views and assumptions. Forward-looking statements are not guarantees of future performance, events or results and involve known and unknown risks, uncertainties and other factors, which may be beyond our control.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Oklo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Oklo. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about Oklo that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties, include risks related to the deployment of Oklo’s powerhouses; the risk that Oklo is pursuing an emerging market, with no commercial project operating, regulatory uncertainties; the potential need for financing to construct plants, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of the shareholders of AltC or Oklo is not obtained; the effects of competition; changes in applicable laws or regulations; the outcome of any government and regulatory proceedings, investigations and inquiries; each case, under the heading “Risk Factors,” and other documents filed, or to be filed, with the Securities and Exchange Commission (“SEC”) by AltC, including the Registration Statement (as defined below). If any of these risks materialize or Oklo’s assumptions prove incorrect, actual results could differ materially from the results implied by the forward-looking statements relating to Oklo. There may be additional risks that Oklo does not presently know or that Oklo currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Oklo’s expectations, plans or forecasts of future events and views as of the date of this communication. Oklo anticipates that subsequent events and developments will cause Oklo’s assessments to change. However, while Oklo may elect to update these forward-looking statements at some point in the future, Oklo specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Oklo’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of AltC for their consideration. AltC has filed a registration statement on Form S-4 (as amended, and may be further amended from time to time, the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus/consent solicitation statement to be distributed to AltC’s shareholders in connection with AltC’s solicitation for proxies for the vote by AltC’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Oklo’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been declared effective, AltC will mail a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transaction. AltC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, in connection with AltC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transaction, as well as other documents filed with the SEC by AltC in connection with the proposed transaction (the “Special Meeting”), as these documents contain and will contain important information about AltC, Oklo and the proposed transaction.

Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by AltC with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to AltC Acquisition Corp., 640 Fifth Avenue, 12th Floor, New York, NY 10019.

Participants in the Solicitation

AltC, Oklo and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from AltC’s shareholders in connection with the Special Meeting. Information regarding persons such persons who may, under SEC rules, be deemed participants in the solicitation of AltC’s shareholders in connection with the Special Meeting, is set forth in the preliminary proxy statement/prospectus/consent solicitation statement.

Information about the directors and executive officers of Oklo and a description of their direct or indirect interests is set forth in the sections entitled “Certain Relationships and Related Party Transactions – Oklo’s Related Person Transactions” and “Interests of Certain Persons in the Business Combination” included in the Registration Statement.

Information about the directors and executive officers of AltC, a description of their direct or indirect interests and their beneficial ownership of AltC’s capital stock is set forth in the sections entitled “Other Information about AltC – Management, Directors and Executive Officers,” “Certain Relationships and Related Party Transactions – AltC’s Related Person Transactions,” “Interests of Certain Persons in the Business Combination” and “Beneficial Ownership of Securities” included in the Registration Statement. The most recent amendment to the Registration Statement was filed on January 30, 2024, and is available at https://www.sec.gov/Archives/edgar/data/1849056/000110465924007900/tm2324337-10_s4a.htm.

Shareholders, potential investors, and other interested persons should read the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.